UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the six months ended June 30, 2025
Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, John Kennedy Street, Iris House, Off. 740B, 3106, Limassol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the Unaudited Condensed Consolidated Interim Financial Statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline plc (the “Company”) for the six months ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: September 17, 2025	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE PLC

Throughout this interim report, the "Company," "we," "Frontline," "us" and "our" all refer to Frontline plc and its subsidiaries. Unless otherwise indicated, all references to "USD," "US$" and "$" in this interim report are U.S. dollars. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025.

General

As of June 30, 2025, the Company’s fleet consisted of 81 vessels owned by the Company (41 VLCCs, 22 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.8 million DWT.

As of June 30, 2025, four of the Company’s vessels (one VLCC, one Suezmax tanker, two LR2/Aframax tankers) were on time charter-out contracts with initial periods in excess of 12 months. The time charter-out contracts for the two LR2/Aframax tankers have initial periods ending in the third quarter of 2025, whereas the initial periods for the Suezmax tanker and the VLCC time-charters end in the second and third quarter of 2027, respectively.

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel is expected to be delivered to the new owner during the third quarter of 2025. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $23.7 million, and the Company expects to record a gain of approximately $6.0 million in the third quarter of 2025.

In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined during the course of the proceedings. The proceedings are ongoing with various rounds of submissions from all parties and oral court pleadings scheduled for February 2026. The Company finds the claims to be without merit and intends to vigorously defend against them.

Fleet changes

(number of vessels)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024
VLCCs
At the beginning of the period	41	33	33
Acquisitions	—	13	13
Disposals	—	(5)	(5)
At the end of the period	41	41	41
Suezmax tankers
At the beginning of the period	22	25	25
Disposals	—	(2)	(3)
At the end of the period	22	23	22
LR2/Aframax tankers
At the beginning and the end of the period	18	18	18
Total
At the beginning of the period	81	76	76
Acquisitions	—	13	13
Disposals	—	(7)	(8)
At the end of the period	81	82	81

Tanker Market Update

According to the Energy Information Administration (“EIA”), global oil consumption averaged 102.9 million barrels per day ("mbpd") in the six months ended June 30, 2025, an increase of 0.7 mbpd compared to the six months ended June 30, 2024. Consumption is expected to grow further, reaching 104.5 mbpd in the six months ending December 31, 2025, an increase of 1.2 mbpd compared to the six months ended December 31 2024.

Global oil supply accelerated in the six months ended June 30, 2025, averaging 104.3 mbpd, an increase of 1.5 mbpd compared to the six months ended June 30, 2024. Inventories have increased on average by 1.4 mbpd in the six months ended June 30, 2025. Global supply is expected to continue outpacing demand in the second half of the year, reaching 106.4 mbpd in the six months ending December 31 2025.

Geopolitical tensions once again set the tone for the tanker market. Sanctions enforcement, changing trade patterns, and OPEC+ production policies will remain key drivers of fleet utilization and earnings. Tensions escalate sharply in the six months ended June 30, 2025 following Israeli strikes on Iranian facilities in June 2025. The turmoil drove owners to be more cautious and led to a short-lived spike in freight rates, at least on paper. However, the conflict had little impact on fundamental market drivers and few deals materialized. Sanctions enforcement continued to tighten, particularly against Russia’s shadow fleet. The EU expanded its blacklists to include nearly 190 additional vessels, putting further pressure on sanctioned oil flows. 135 VLCCs, 112 Suezmax tankers and 314 LR2/Aframax tankers are now sanctioned by either OFAC, UK or EU, representing 21% of the fleet. US threats of additional tariffs on buyers of Russian crude have put further pressure on importers, especially India, Russia’s largest customer. While uncertainty persists, the announcement has already prompted some Indian refiners to increase their share of compliant barrels from the Atlantic basin and the Middle East, lending support to compliant tonnage. Crude exports from the US dipped significantly during July 2025 on the back of tight domestic supply and less favorable arbitrage economics to Europe and Asia. However, market participants anticipate a rebound in the fourth quarter of 2025 as rising Middle Eastern output improves west-east price spreads which might support utilization on the larger vessels. The second half of 2025 is likely to be defined by the development in crude supply growth and the market’s capacity to absorb it. Strong expected seasonal demand supported by healthy refinery margins, and further tightness in compliant tonnage will likely support freight rates.

The overall tanker order book for the asset classes that Frontline owns is now 19.1% of the existing global fleet, with 110, 101, and 169 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, four VLCCs are expected to be delivered in the in the six months ending December 31 2025. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker fleet in the near term due to the general age profile of the existing fleet.

We continue to observe the aging of the tanker fleet as new deliveries have slowed with muted recycling activity. According to industry sources, 16.7% of the VLCC fleet, 19.8% of the Suezmax tanker fleet and 20.1% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for a product carrying vessel the 15-year age mark is equally interesting with 31.8% of the LR2 tanker fleet currently above this threshold.

Results of Operations

Amounts included in the following discussion are derived from our Unaudited Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2025 and June 30, 2024.

Total revenues, voyage expenses and commissions

(in thousands of $)	2025	2024
Voyage charter revenues	861,383	1,093,207
Time charter revenues	41,817	35,670
Administrative income	4,743	5,546
Total revenues	907,943	1,134,423

Voyage expenses and commissions	374,569	404,983

Voyage charter revenues decreased by $231.8 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to:

•a decrease of $144.0 million due to the decrease in market freight rates,
•a decrease of $58.6 million due to the sale of five VLCCs and three Suezmax tankers since January 1, 2024, and
•a decrease of $31.6 million due to the change in the number of vessels on long-term and short-term time charters since January 1, 2024.

These factors were partially offset by an increase of $2.4 million due to the acquisition of 13 VLCCs since January 1, 2024.

Time charter revenues increased by $6.1 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to the change in the number of vessels on long-term and short-term time charters since January 1, 2024.

Administrative income primarily comprises the income earned from the technical and commercial management of related party vessels, newbuilding supervision fees derived from related parties and administrative services provided to related parties. The decrease in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 was mainly due to a decrease in technical management fees and newbuilding supervision fees as a result of a decrease in the number of vessels under supervision.

Voyage expenses and commissions decreased by $30.4 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to:

•a decrease of $21.1 million due to the sale of five VLCCs and three Suezmax tankers since January 1, 2024,

•a decrease of $19.0 million primarily due to the fluctuations in bunker prices and decreases in commissions, and
•a decrease of $7.2 million due to the change in the number of vessels on long-term and short-term time charters.

These factors were partially offset by:

•an increase of $12.0 million due to the acquisition of 13 VLCCs since January 1, 2024, and
•an increase of $3.1 million due to the costs incurred under the EU ETS from January 1, 2024, and
•an increase of $1.8 million due to increased port costs.

Other operating income

(in thousands of $)	2025	2024
Gain on sale of vessels	—	94,229
Other gains	92	—
Total other operating income	92	94,229

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sales price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessels, the transaction generated net cash proceeds of approximately $208.0 million, and the Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

Ship operating expenses

(in thousands of $)	2025	2024
Ship operating expenses	120,125	117,345

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurances.

Ship operating expenses increased by $2.8 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to:

•an increase of $7.4 million in relation to general cost increases, and
•an increase of $3.2 million due to the acquisition of 13 VLCCs since January 1, 2024.

These factors were partially offset by a decrease of $7.8 million due to the sale of five VLCCs and three Suezmax tankers since January 1, 2024.

Administrative expenses

(in thousands of $)	2025	2024
Administrative expenses	24,865	27,412

Administrative expenses decreased by $2.5 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to a decrease in share-based payment expense resulting from the revaluation of the synthetic option liability.

Depreciation

(in thousands of $)	2025	2024
Depreciation	163,431	171,726

Depreciation decreased by $8.3 million in the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 primarily due to the sale of five VLCCs and three Suezmax tankers since January 1, 2024, partially offset by the acquisition of 13 VLCCs since January 1, 2024.

Finance income

(in thousands of $)	2025	2024
Interest income	9,097	7,561
Foreign currency exchange gain	146	313
Total finance income	9,243	7,874

Interest income in the six months ended June 30, 2025, and the six months ended June 30, 2024 relates to interest received on bank deposits. The increase is due to a higher average cash balance in 2025 as compared to 2024.

Finance expense

(in thousands of $)	2025	2024
Interest expense	(121,064)	(153,931)
Foreign currency exchange loss	—	(365)
Gain (loss) on interest rate swaps	(1,383)	9,848
Other financial expenses	(741)	(308)
Total finance expense	(123,188)	(144,756)

Finance expense decreased by $21.6 million in the six months ended June 30, 2025, as compared to the six months ended June 30, 2024 primarily due to:

•a decrease of $17.8 million in interest expense due to the repayment of borrowings with related parties since January 1, 2024.
•a decrease of $12.4 million related to the scheduled amortization of outstanding debt and a decrease in benchmark interest rates on the Company’s floating rate debt, and
•a decrease of $2.6 million in interest expense due to the sale of five VLCCs and three Suezmax tankers since January 1, 2024.

These factors were partially offset by an $11.2 million movement in the Gain (loss) on interest rate swaps due to the decrease in benchmark interest rates.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Historically, market rates for charters of our vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British pounds, Euros, Norwegian kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including dry docking), funding working capital requirements, repayment of debt financing, payment of commitments for upgrading vessels such as for exhaust gas cleaning systems, ballast water treatment systems and ongoing decarbonization projects, and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, revolving credit facilities, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of $476.7 million and $413.5 million, respectively.

Our interest rate swaps can require us to post cash as collateral based on their fair value. As of June 30, 2025 and December 31, 2024, no cash was required to be posted as collateral in relation to our interest rate swaps.

We believe that cash on hand and borrowings under our current and committed credit facilities, along with cash generated from operating activities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include cash flows from operations, new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2025.

Net cash provided by operating activities
Net cash provided by operating activities in the six months ended June 30, 2025 was $291.5 million compared to $404.0 million in the six months ended June 30, 2024.

The decrease was primarily due to a decrease in total operating revenues of $226.5 million primarily due to the decrease in market freight rates, the sale of five VLCCs and three Suezmax tankers since January 1, 2024, and the net increase in the number of vessels on long-term and short-term time charters since January 1, 2024, partially offset by an increase due to the acquisition of 13 VLCCs since January 1, 2024. This decrease was partially offset by a decrease in voyage expenses and commissions and ship operating expenses of $27.6 million primarily due to the above changes in the fleet and fluctuations in bunker prices and decreases in commissions and port costs. Furthermore, there was a decrease in interest paid of $12.0 million due to repayments of debt and the sale of five VLCCs and three Suexzmax tankers.

The decrease in cash provided by operating activities was also partially offset by the movement in other operating assets and liabilities which increased the cash generated from operating activities by $77.4 million. The movement in working capital balances are impacted by the timing of voyages and in particular the timing of the billing and receipt of freights, and also by the timing of fueling and consumption of fuel on board our vessels.

Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average freight rates earned by our vessels in periods subsequent to June 30, 2025, compared with the actual freight rates achieved during the six months ended June 30, 2025, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.
Net cash used in investing activities
Net cash used in investing activities of $2.0 million in the six months ended June 30, 2025 comprised mainly of payments in respect of upgrades and drydockings.

Net cash used in financing activities
Net cash used in financing activities of $226.2 million in the six months ended June 30, 2025 was primarily due to debt repayments of $1,575.1 million and $84.6 million of cash dividends paid, partially offset by proceeds from the issuance of debt of $1,433.7 million.

Borrowing activities and debt restrictions

See Note 7 to our Unaudited Condensed Consolidated Interim Financial Statements included herein.

Dividends

In February 2025, the Board of Directors declared a dividend of $0.20 per share for the three months ended December 31, 2024 which was paid in March 2025.

In May 2025, the Board of Directors declared a dividend of $0.18 per share for the three months ended March 31, 2025 which was paid in June 2025.

In August 2025, the Board of Directors declared a dividend of $0.36 per share for the three months ended June 30, 2025. The record date for the dividend was September 12, 2025, the ex-dividend date was September 12, 2025, for shares listed on the New York Stock Exchange and September 11, 2025, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about September 24, 2025.

The timing and amount of dividends, if any, is at the discretion of the Board.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on the Secured Overnight Financing Rate ("SOFR"). Significant increases in interest rates could adversely affect results of operations and ability to service debt. The

Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. See Note 8 to our Unaudited Condensed Consolidated Interim Financial Statements included herein for additional information on our interest rate swap agreements. The principal objective of these contracts is to reduce the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. As of June 30, 2025, the Company's outstanding debt, which was at variable interest rates, net of the amount subject to interest rate swap agreements, was $3,212.7 million. Based on this, a one percentage point increase in annual interest rates would increase its annual interest expense by approximately $32.1 million, excluding the effects of capitalization of interest.

Foreign Currency Risk
The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in British pounds, Norwegian kroner or Singapore dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the interim consolidated financial statements.

Inflation
Significant global inflationary pressures (such as the war between Russia and Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Price Risk
Our exposure to equity securities price risk arises from marketable securities held by the Company which are listed equity securities and are carried at fair value through profit or loss unless the election to present subsequent changes in the investment's fair value in other comprehensive income is made.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this interim report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries (“Frontline” or the “Company”), desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This interim report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” anticipate,” intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” likely,” “would,” “could,” “seeks, “continue,” “possible,” “might" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this interim report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Except to the extent required by applicable law or regulation we undertake no obligation to release publicly any revisions or updates to any of these forward-looking statements to reflect events or circumstances, whether as a result of new information, future events or otherwise, after the date of this interim report.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•the strength of world economies;
•fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•general market conditions, including fluctuations in charter hire rates and vessel values;
•changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•the highly cyclical nature of the industry that we operate in;
•the loss of a large customer or significant business relationship;
•changes in worldwide oil production and consumption and storage;
•changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;
•availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•availability of skilled crew members and other employees and the related labor costs;

•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil industry;
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•vessel breakdowns and instances of off-hire;
•the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•risks associated with potential cybersecurity or other privacy threats and data security breaches;
•potential conflicts of interest involving members of our Board of Directors and senior management;
•the failure of counter parties to fully perform their contracts with us;
•changes in credit risk with respect to our counterparties on contracts;
•our dependence on key personnel and our ability to attract, retain and motivate key employees;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations;
•the volatility of the price of our ordinary shares;
•our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•government requisition of our vessels during a period of war or emergency;
•potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•the arrest of our vessels by maritime claimants;
•general domestic and international political conditions or events, including “trade wars”;
•any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the war between Russia and Ukraine and possible cessation of such war, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, acts by terrorists or acts of piracy on ocean-going vessels;
•the impact of restriction on trade, including the imposition of tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, EU and/or China;
•the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•the impact of port or canal congestion;
•business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission (the “Commission”).

We caution readers of this interim report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December

31, 2024, filed with the Commission on April 7, 2025 for a more complete discussion of these and other risks and uncertainties.

Frontline plc
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Frontline plc
Condensed Consolidated Statements of Profit or Loss for the six months ended June 30, 2025 and June 30, 2024
(in thousands of $, except per share data)

	Note	2025	2024
Revenues and other operating income
Revenues	5	907,943	1,134,423
Other operating income	5	92	94,229
Total revenues and other operating income		908,035	1,228,652
Operating expenses
Voyage expenses and commissions		374,569	404,983
Ship operating expenses		120,125	117,345
Administrative expenses		24,865	27,412
Depreciation	6	163,431	171,726
Total operating expenses		682,990	721,466
Net operating income		225,045	507,186
Other income (expenses)
Finance income		9,243	7,874
Finance expense		(123,188)	(144,756)
Gain (loss) on marketable securities		(1,679)	815
Share of results of associated companies	9	1,117	(920)
Dividends received		3,815	1,283
Net other expenses		(110,692)	(135,704)
Profit before income taxes		114,353	371,482
Income tax expense		(3,523)	(3,089)
Profit for the period		110,830	368,393

Basic and diluted earnings per share	4	$0.50	$1.65

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2025 and June 30, 2024
(in thousands of $)

	Note	2025	2024
Comprehensive income
Profit for the period		110,830	368,393
Items that may be reclassified to profit or loss:
Foreign currency translation gain (loss)		(194)	446
Other comprehensive income (loss)		(194)	446
Comprehensive income		110,636	368,839

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Financial Position as of June 30, 2025 and December 31, 2024
(in thousands of $)

	Note	2025	2024
ASSETS
Current assets
Cash and cash equivalents	7, 8	476,717	413,532
Marketable securities	8	1,988	4,027
Trade and other receivables	8	119,058	128,943
Related party receivables	9	11,780	8,532
Inventories		132,153	136,997
Voyages in progress		96,926	100,225
Prepaid expenses and accrued income		24,565	14,457
Derivative instruments	8	1,963	1,997
Other current assets		22,686	17,303
Total current assets		887,836	826,013
Non-current assets
Vessels and equipment	6	5,086,678	5,246,697
Right-of-use assets		110	1,435
Goodwill		112,452	112,452
Derivative instruments	8	12,949	22,422
Investment in associated companies	9	9,481	11,788
Other non-current assets		22	—
Total assets		6,109,528	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	7	317,630	460,318
Current portion of obligations under leases		133	1,153
Related party payables	9	29,597	35,370
Trade and other payables	8	126,117	98,812
Total current liabilities		473,477	595,653
Non-current liabilities
Long-term debt	7	3,269,305	3,284,070
Obligations under leases		—	451
Other non-current payables		526	452
Total liabilities		3,743,308	3,880,626

Equity
Share capital	4	222,623	222,623
Additional paid in capital		604,687	604,687
Contributed surplus		1,004,094	1,004,094
Accumulated other reserves		1,588	1,782
Retained earnings		533,700	507,467
Total equity attributable to the shareholders of the Company		2,366,692	2,340,653
Non-controlling interest		(472)	(472)
Total equity		2,366,220	2,340,181
Total liabilities and equity		6,109,528	6,220,807

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and June 30, 2024
(in thousands of $)

	Note	2025	2024

Net cash provided by operating activities		291,474	404,010
Investing activities
Additions to newbuildings, vessels and equipment	6	(2,402)	(908,493)
Proceeds from sale of vessels	5	—	382,350
Proceeds from sale of marketable securities		361	—
Net cash used in investing activities		(2,041)	(526,143)
Financing activities
Proceeds from issuance of debt	7	1,433,715	1,355,037
Repayment of debt	7	(1,575,089)	(961,132)
Repayment of obligations under leases		(277)	(462)
Cash dividends paid	4	(84,597)	(220,396)
Net cash provided by (used in) financing activities		(226,248)	173,047

Net change in cash and cash equivalents		63,185	50,914
Cash and cash equivalents at the beginning of the period		413,532	308,322
Cash and cash equivalents at the end of the period		476,717	359,236

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2025 and June 30, 2024
(in thousands of $, except number of shares)

	Note	2025	2024
Number of shares outstanding
Balance at the beginning and the end of the period	4	222,622,889	222,622,889

Share capital
Balance at the beginning and the end of the period	4	222,623	222,623

Additional paid in capital
Balance at the beginning and the end of the period		604,687	604,687

Contributed surplus
Balance at the beginning and the end of the period		1,004,094	1,004,094

Accumulated other reserves
Balance at the beginning of the period		1,782	415
Other comprehensive income (loss)		(194)	446
Balance at the end of the period		1,588	861

Retained earnings
Balance at the beginning of the period		507,467	445,999
Profit for the period		110,830	368,393
Cash dividends	4	(84,597)	(220,396)
Balance at the end of the period		533,700	593,996

Total equity attributable to the shareholders of the Company		2,366,692	2,426,261

Non-controlling interest
Balance at the beginning and the end of the period		(472)	(472)

Total equity		2,366,220	2,425,789

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Frontline plc
Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. BASIS OF PREPARATION

The Unaudited Condensed Consolidated Interim Financial Statements of Frontline plc (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s Audited Consolidated Financial Statements and should be read in conjunction with the Annual Consolidated Financial Statements and accompanying Notes included in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on April 7, 2025. The results of operations for the interim period ended June 30, 2025 are not necessarily indicative of the results for the year ending December 31, 2025.

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Interim Financial Statements include the assets and liabilities of the Company and its subsidiaries.

These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on September 17, 2025.

2. USE OF JUDGMENTS AND ESTIMATES

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those described in the latest annual financial statements.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

The Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 7, 2025.

New standards and interpretations

There were no applicable new and amended Standards, Interpretations and Amendments issued by the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB adopted by the Company in the current interim financial period.

New and amended Standards, Interpretations and Amendments that are issued, but not yet effective, up to the date of issuance of the Company’s interim financial statements are disclosed below. The below list includes the new standards and amendments that we believe are the most relevant for the Company:

IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. The new standard is effective for annual reporting periods beginning on or after January 1, 2027 and must be applied retrospectively. The key new concepts introduced in IFRS 18 relate to:

•the structure of the statement of profit or loss and statement of cash flow;

•required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include clarifying the date of recognition and derecognition of some financial assets and liabilities and new disclosures for certain instruments with contractual terms that can change cash flows. The amendments are effective for annual reporting periods beginning on or after January 1, 2026 and must be applied retrospectively.

The Company is currently assessing the impact of the new and amended standards on its financial statements. The Company has not applied or early adopted any new IFRS requirements that are not yet effective as of June 30, 2025.

4. EARNINGS PER SHARE

The authorized share capital of the Company as of December 31, 2024 and June 30, 2025 was $600,000,000 divided into 600,000,000 shares of $1.00 nominal value each, of which 222,622,889 shares of $1.00 nominal value each were in issue and fully paid as of these dates.

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share and the amount of cash dividends paid per share are as follows for the six months ended June 30, 2025 and June 30, 2024:

(in thousands of $)	2025	2024
Profit for the period	110,830	368,393

(in thousands)
Weighted average number of basic and diluted shares	222,623	222,623

Cash dividends paid per share	$0.38	$0.99

5. REVENUE AND OTHER OPERATING INCOME
Revenues

The lease and non-lease components of our revenues in the six months ended June 30, 2025 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	399,467	461,916	861,383
Time charter revenues	28,664	13,153	41,817
Administrative income	—	4,743	4,743
Total revenues	428,131	479,812	907,943

The lease and non-lease components of our revenues in the six months ended June 30, 2024 were as follows:

(in thousands of $)	Lease	Non-lease	Total
Voyage charter revenues	610,186	483,021	1,093,207
Time charter revenues	26,330	9,340	35,670
Administrative income	—	5,546	5,546
Total revenues	636,516	497,907	1,134,423

Four LR2 tankers were on fixed rate time charter-out contracts as of December 31, 2024, two of which were redelivered in the six months ended June 30, 2025.

One VLCC was on a fixed rate time charter-out contract as of December 31, 2024 and June 30, 2025.

One Suezmax tanker was on a variable rate time charter-out contract as of December 31, 2024 and June 30, 2025. In the six months ended June 30, 2025, the Company recognized profit share income of $0.4 million in relation to this charter.

Other operating income

Other operating income in the six months ended June 30, 2025 and June 30, 2024 was as follows:

(in thousands of $)	2025	2024
Gain on sale of vessels	—	94,229
Other gains	92	—
Total other operating income	92	94,229

In January 2024, the Company announced that it had entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. The vessels were delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of $208.0 million. The Company recorded a gain of $68.6 million in the six months ended June 30, 2024.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $32.0 million, and the Company recorded a gain of $11.8 million in the six months ended June 30, 2024.

In March 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale of $46.9 million.The vessel was delivered to the new owner in the six months ended June 30, 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $34.0 million, and the Company recorded a gain of $13.8 million in the six months ended June 30, 2024.

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel was delivered to the new owner during the third quarter of 2025. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $23.7 million, and the Company expects to record a gain of approximately $6.0 million in the third quarter of 2025.

6. VESSELS AND EQUIPMENT

Movements in the six months ended June 30, 2025 were as follows;

(in thousands of $)	Vessels and equipment	Drydock component	Total
Cost
As of December 31, 2024	5,911,132	154,603	6,065,735
Additions	30	3,248	3,278
As of June 30, 2025	5,911,162	157,851	6,069,013

Accumulated depreciation
As of December 31, 2024	(727,877)	(91,161)	(819,038)
Charge for the period	(151,828)	(11,469)	(163,297)
As of June 30, 2025	(879,705)	(102,630)	(982,335)

Net book value as of June 30, 2025	5,031,457	55,221	5,086,678

In the six months ended June 30, 2025, the Company performed dry docks on two vessels.

7. INTEREST BEARING LOANS AND BORROWINGS

Proceeds and repayments of debt in the six months ended June 30, 2025 are summarized as follows:

(in thousands of $)	December 31, 2024	Proceeds	Repayments	Other	June 30, 2025
Total U.S. dollar denominated floating rate debt	3,744,388	1,433,715	(1,575,089)	(16,079)	3,586,935
Total debt	3,744,388	1,433,715	(1,575,089)	(16,079)	3,586,935

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance the outstanding debt on two VLCCs and, in addition, provide initial revolving credit capacity in an amount of up to $51.6 million. The new facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 165 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In February 2025, the Company drew down $68.1 million under the new facility and repaid the outstanding balance of the existing facility of $70.1 million in full. A revolving credit capacity of up to $50.3 million under the facility remained available and undrawn as of June 30, 2025.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance the outstanding debt on one VLCC and, in addition, provide initial revolving credit capacity in an amount of up to $25.4 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. In February 2025, the Company drew down $46.9 million under the new facility and repaid the outstanding balance of the existing facility of $46.9 million in full. A revolving credit capacity of up to $25.0 million under the facility remained available and undrawn as of June 30, 2025.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance the outstanding debt on one Suezmax tanker and, in addition, provide initial revolving credit capacity in an amount of up to $14.9 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In February 2025, the Company drew down $32.2 million under the new facility and repaid the outstanding balance of the existing facility of $32.2 million in full. A revolving credit capacity of up to $14.6 million under the facility remained available and undrawn as of June 30, 2025.

In April 2025, the Company entered into a senior secured term loan facility in an amount of up to $1,286.5 million with a group of our relationship banks to refinance the outstanding debt on 24 VLCCs. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. In April 2025, the Company drew down $1,286.5 million under the new facility and repaid the outstanding balance of the existing facility of $1,311.2 million in full. The facility is fully drawn down as of June 30, 2025.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. As of June 30, 2025, cash and cash equivalents includes cash balances of $103.4 million (December 31, 2024: $92.6 million), which represents 58% (December 31, 2024: 50%) of the cash required to be maintained by the financial covenants in our loan agreements.

Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of June 30, 2025 and December 31, 2024.

Assets pledged

(in thousands of $)	June 30, 2025	December 31, 2024
Vessels	5,086,521	5,246,518

8. FINANCIAL INSTRUMENTS - FAIR VALUES AND RISK MANAGEMENT

Interest rate swap agreements

In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to a fixed rate. The contract had a forward start date of February 2019.

In March 2020, the Company entered into three interest rate swaps with DNB whereby the floating interest rate on notional debt totaling $250.0 million was switched to a fixed rate. One of these interest rate swaps on notional debt of $100.0 million had a forward start date of April 2020.

In April 2020, the Company entered into two interest rate swaps with Nordea whereby the floating interest rate on notional debt totaling $150.0 million was switched to a fixed rate. These interest rate swaps matured in the six months ended June 30, 2025.

The reference rate for our interest rate swaps is SOFR.

The aggregate fair value of these agreements as of June 30, 2025 was an asset of $14.9 million (December 31, 2024: $24.4 million) and a liability of nil (December 31, 2024: nil). The fair value (Level 2) of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated fair value is the present value of future cash flows. In the six months ended June 30, 2025, the Company recorded a loss on these agreements of $1.4 million (six months ended June 30, 2024: gain of $9.8 million).

The interest rate swaps are not designated as hedges and are summarized as of June 30, 2025 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
150,000	February 2016	February 2026	2.1970%
100,000	March 2020	March 2027	0.9750%
50,000	March 2020	March 2027	0.6000%
100,000	April 2020	April 2027	0.5970%
400,000

Fair Values
The carrying values and fair value of the financial assets and liabilities as of June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025		December 31, 2024
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets measured at fair value through profit or loss
Derivative instruments	14,912	14,912	24,419	24,419
Marketable securities	1,988	1,988	4,027	4,027
Financial assets not measured at fair value
Cash and cash equivalents	476,717	476,717	413,532	413,532
Trade and other receivables	119,058	119,058	128,943	128,943
Financial liabilities not measured at fair value
Trade and other payables	126,117	126,117	98,812	98,812
Floating rate debt	3,586,935	3,645,140	3,744,388	3,792,576

The table below shows the levels in the fair value hierarchy of financial assets and financial liabilities as of June 30, 2025 and December 31, 2024, excluding those whose fair values approximate their respective carrying values due to their short-term nature.

(in thousands of $)	June 30, 2025 Fair Value	Level 1	Level 2
Financial assets measured at fair value through profit or loss
Derivative instruments	14,912	—	14,912
Marketable securities	1,988	1,988	—
Financial liabilities not measured at fair value
Floating rate debt	3,645,140	—	3,645,140

(in thousands of $)	Dec 31, 2024 Fair Value	Level 1	Level 2
Financial assets measured at fair value through profit or loss
Derivative instruments	24,419	—	24,419
Marketable securities	4,027	4,027	—
Financial liabilities not measured at fair value
Floating rate debt	3,792,576	—	3,792,576
Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1 and Level 2 fair values, as well as the significant unobservable inputs that were used.

Financial instruments measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Interest rate swaps	Fair value was determined based on the present value of the estimated future cash flows.	Not applicable.
Marketable securities	Fair value was determined based on the quoted market prices of the securities.	Not applicable.

Financial instruments not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs
Floating rate debt	Discounted cash flow.	Not applicable.

Assets Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of interest rate swaps is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the end of the reporting period, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both the Company and the derivative counterparty.

Marketable securities are listed equity securities for which the fair value at the end of the period is the aggregate market value based on quoted market prices (Level 1).

There were no transfers between these levels in 2025 and 2024.

Financial risk management

In the course of its normal business, the Company is exposed to the following risks:
•Credit risk,
•Liquidity risk, and
•Market risk (interest rate risk, foreign currency risk, and price risk).

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations if they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due. The Company has entered into several loan facilities whose maturities are spread over different years (see Note 7).

The following are the remaining contractual maturities of financial liabilities:

		Contractual cash flows at June 30, 2025
(in thousands of $)	Carrying Value	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 6 years	Between 6 and 10 years
Non derivative financial liabilities
Floating rate debt	3,586,935	3,612,658	285,148	1,131,797	1,596,879	598,834
Interest on floating rate debt	—	884,851	213,636	343,299	248,188	79,728
Obligations under leases	133	133	133	—	—	—
Trade and other payables	126,117	126,117	126,117	—	—	—

The Company has secured bank loans that contain loan covenants. A future breach of covenant may require the Company to repay the loan earlier than indicated in the above table. For more details on these covenants, see Note 7.

The carrying values of floating rate debt includes accrued interest as of the reporting date. The interest on floating rate debt is based on the SOFR spot rate as of June 30, 2025. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above, except for the interest on floating rate debt as a result of changes in the SOFR spot rate.

Capital management

We operate in a capital-intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements.

The Company’s objectives when managing capital are to:
•safeguard our ability to continue as a going concern, so that we can continue to provide returns for shareholders and benefits for other stakeholders, and
•maintain an optimal capital structure to reduce the cost of capital.

9. RELATED PARTY TRANSACTIONS AND AFFILIATED COMPANIES
We transact business with the following related parties: Seatankers Management Norway AS, Seatankers Management Co. Ltd, Avance Gas and Alta Trading UK Limited. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

We also transact business with the following affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence: SFL, Flex LNG Ltd, Front Ocean Management and Golden

Ocean. On March 12, 2025, Hemen disposed of its entire shareholding in Golden Ocean via a sale to a third party at which time Golden Ocean ceased to be affiliated with us.

Summary

A summary of transactions with related parties and affiliated companies for the six months ended June 30, 2025 and 2024 was as follows:

(in thousands of $)	2025	2024
Revenues and other operating income
Seatankers Management Co. Ltd	1,877	1,109
SFL	1,048	1,837
Golden Ocean	48	748
Flex LNG Ltd	795	736
Avance Gas	572	929
TFG Marine	338	186
Total revenues and other operating income	4,678	5,545

Operating expenses
Front Ocean Management	1,544	1,558
Seatankers Management Norway AS	—	351
Seatankers Management Co. Ltd	456	215
Total operating expenses	2,000	2,124

Other income (expenses)
Shareholder loan facility finance expense	—	(10,936)
Revolving credit facility finance expense	—	(6,903)
FMS Holdco share of results	712	711
TFG Marine share of results	405	(1,631)
Total other income (expenses)	1,117	(18,759)

Revenues earned from related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and administrative services. Operating expenses paid to related parties and affiliated companies comprise rental for vessels and office space, support staff costs, and corporate administration.

Related party and affiliated company balances

A summary of balances due from related parties and affiliated companies as of June 30, 2025 and December 31, 2024 was as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
SFL	4,410	4,265
Seatankers Management Co. Ltd	6,336	2,647
Golden Ocean	—	178
Alta Trading UK Limited	—	11
Flex LNG Ltd	839	516
TFG Marine	166	227
Avance Gas	—	560
Other related parties and affiliated companies	29	128
Related party and affiliated company receivables	11,780	8,532

Balances due from related parties and affiliated companies are primarily derived from newbuilding supervision fees, technical and commercial management fees, and recharges for administrative services.

A summary of balances due to related parties and affiliated companies as of June 30, 2025 and December 31, 2024 was as follows:

(in thousands of $)	June 30, 2025	December 31, 2024
SFL	7,631	7,380
Seatankers Management Co. Ltd	1,993	1,153
Golden Ocean	—	1,283
Flex LNG Ltd	515	686
TFG Marine	19,449	24,390
Front Ocean Management	9	5
Avance Gas	—	473
Related party and affiliated company payables	29,597	35,370

Related party and affiliated company payables are primarily for bunker purchases, supplier rebates, loan interest and corporate administration fees.

Transactions with associated companies

A share of profit of TFG Marine of $0.4 million was recognized in the six months ended June 30, 2025 (2024: loss of $1.6 million). The Company also entered into a bunker supply arrangement with TFG Marine, under which it has paid $251.7 million to TFG Marine in the six months ended June 30, 2025 (2024: $291.2 million) and $19.4 million remained due as of June 30, 2025 (December 31, 2024: $24.4 million).

A share of profits of FMS Holdco of $0.7 million was recognized in the six months ended June 30, 2025 (2024: profit of $0.7 million).

Transactions with key management personnel

The total amount of the remuneration earned by all directors and key management personnel for their services in the six months ended June 30, 2025 and 2024 was as follows:

(in thousands of $)	2025	2024
Total remuneration	2,258	5,416
of which:
Paid in capacity as directors	115	2,440
Other remuneration	2,143	2,976

The directors annually review the remuneration of the members of key management personnel. Directors' fees are approved annually at the Annual General Meeting. No pensions were paid to current or past directors. No compensation was paid to current or past directors in respect of loss of office. Total remuneration consists of a fixed and a variable component, summarized as follows:

(in thousands of $)	2025	2024
Total fixed remuneration	468	464
of which:
Cost of pension	17	15
Total variable remuneration	1,790	4,952
of which:
Share based payments	1,790	4,952

In May 2025, the Board of Directors approved the grant of 362,284 synthetic options to management and employees according to the rules of the Company’s synthetic option scheme approved by the Board of Directors. The synthetic options have a term of five years expiring on May 27, 2030. The vesting period is 12 months for the first 1/3 of options, 24 months for the next 1/3 of options and 36 months for the final 1/3 of options. The exercise price of the synthetic options is $16.80 being the volume-weighted average price of the Company's share for the last 30 days prior to grant. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options granted to the CEO and the CFO are subject to a cap on the maximum annual gain equal to two times the annual base salary at the time of the exercise of the synthetic options. The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise, and as such, are classified as a liability.

10. COMMITMENTS AND CONTINGENCIES

In the year ended December 31, 2024, certain funds managed by FourWorld Capital Management LLC (“FourWorld”) began proceedings before the Antwerp Enterprise Court (Belgium), in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within former Euronav NV announced on October 9, 2023, and former Euronav NV’s acquisition of CMB.TECH NV on December 22, 2023. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined during the course of the proceedings. The proceedings are ongoing with various rounds of submissions from all parties and oral court pleadings scheduled for February 2026. The Company finds the claims to be without merit and intends to vigorously defend against them.

11. SUBSEQUENT EVENTS

In August 2025, the Board of Directors declared a dividend of $0.36 per share for the three months ended June 30, 2025. The record date for the dividend was September 12, 2025, the ex-dividend date was September 12, 2025 for shares listed on the New York Stock Exchange and September 11, 2025 for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about September 24, 2025.

Refer to Note 5 for details of other transactions subsequent to June 30, 2025 pertaining to a vessel sale.